# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Graham Holdings Company, CIK 0000104889
CUSIP: 939640108
Title of class of securities: Class B Common Stock $1.00 par value
Address of issuer's principal executive offices: 1812 North Moore Street, Suite 2100, Arlington, Virginia (VA), 22209
Date of event which requires filing of this statement: 10/29/2026
Filed by CIK 0001813477
Persons authorized to receive notices and communications: Nicole M. Maddrey, Graham Holdings Company, 1812 North Moore Street, Arlington, Virginia (VA), 22209, (703) 345-6300

## Reporting persons
- Laura G. O'Shaughnessy (CIK 0001813477): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 200,197; shared voting power 234,492; sole dispositive power 0; shared dispositive power 42,787; aggregate amount beneficially owned 434,689 (12% of the class); the aggregate amount excludes certain shares
  Comment: Notes to Row 11: The aggregate amount reported as beneficially owned in Row 11 does not include (i) 58,167 Class B shares that the Reporting Person's spouse has the right to purchase pursuant to stock options and (ii) 13 Class B shares held by the Reporting Person's spouse.
  
  Notes to Row 13: Calculated based on 3,616,609 shares of Class B Common Stock outstanding (3,204,785 shares of Class B Common Stock outstanding as of October 23, 2026, plus 411,824 shares issuable upon conversion of Class A Common Stock beneficially owned by the Reporting Person, share for share, into Class B Common Stock)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock $1.00 par value
Name of issuer: Graham Holdings Company
Address of issuer's principal executive offices: 1812 North Moore Street, Suite 2100, Arlington, Virginia (VA), 22209
Comment:
Explanatory Note: This statement on Schedule 13D (this "Statement") relates to Class B Common Stock par value $1.00 per share (the "Class B Common Stock"), of Graham Holdings Company, a Delaware corporation (the "Company"). The statement on Schedule 13D filed by Laura G. O'Shaughnessy dated September 5, 2024 (the "Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Statement is being filed, in part, to reflect a change in the percentage of the outstanding Class B Common Stock beneficially owned by the Reporting Person as a result of the change in the outstanding shares of Class B Common Stock reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2026, and certain earlier transactions by the Reporting Person.

## Item 2. Identity and Background
Residence or business address: The description set forth in Item 2(b) of the Schedule 13D is hereby amended in its entirety to read as follows: The principal business address of the Reporting Person is 1812 North Moore Street, Suite 2100, Arlington, VA 22209.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and Item 5(b) of the Schedule 13D is hereby amended in its entirety to read as follows:

Interests of the Reporting Person:

As of November 2, 2026, the Reporting Person was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 434,689 shares of Class B Common Stock of the Company, constituting approximately 12.0% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership is as set forth in paragraphs (a) through (d) below.

(a) 191,705 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock), held in trusts for the benefit of the Reporting Person and her siblings, respectively, for which the Reporting Person had shared voting power with respect to such shares by virtue of a revocable proxy granted by Daniel L. Mosley, as trustee. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting power with respect to such shares.

(b) 200,197 shares of Class A Common Stock, held in trusts for the benefit of the Reporting Person's father, for which the Reporting Person had sole voting power with respect to such shares by virtue of a revocable proxy granted by the Reporting Person's father and Mr. Mosley, as trustees.

(c) 19,922 shares of Class A Common Stock, held by the Reporting Person. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting and investment power with respect to such shares with her spouse.

(d) 22,865 shares of Class B Common Stock, held jointly by the Reporting Person and her spouse. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting and investment power with respect to such shares with her spouse.

## Signatures
- Laura G. O'Shaughnessy: /s/ Nicole M. Maddrey, Nicole M. Maddrey, Attorney-in-Fact for Laura G. O'Shaughnessy (11/02/2026)